UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                             Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description November Operational Update dated 09 December 2022

Press Release

9 December 2022

Argo Blockchain plc

("Argo" or "the Company")

November 2022 Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK) is pleased to provide the following operational update for November 2022.

During the month of November, Argo mined 198 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 204 BTC in October 2022. The decrease in BTC mined was primarily due to an increase in the Bitcoin network difficulty in November compared to October. The Company's total hashrate capacity continues to be 2.5 EH/s.

As of 30 November 2022, the Company held 126 Bitcoin, of which 116 were BTC Equivalents.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in November amounted to £2.94 million [$3.46 million*](October 2022: £3.55 million [$4.00 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of 29% for the month of  November (October 2022: 32%).

As first announced in November 2021 and reiterated in January 2022, from 31 December 2022 ARBKF shares will no longer be traded on the OTCQX Best Market. Holders of the ARBKF shares have the option to convert these shares to the Nasdaq-listed ADRs (Ticker: ARBK). Instructions for this process are available on the Investor Resources page of the Company's website. Conversion of the ARBKF shares is not required; the ARBKF shares will continue to trade on the OTC Pink Market starting in January 2023.

Argo continues to engage in financing discussions, as announced on 31 October 2022, to provide the Company with working capital sufficient for its present requirements. A further announcement will be made in due course.

No Assurance of Definitive Agreements

While Argo is exploring financing opportunities, there can be no assurance that any definitive agreements will be signed or that any transactions will be consummated. Should Argo be unsuccessful in completing any further financing, Argo would become cash flow negative in the near term and would need to curtail or cease operations. The Company is endeavoring to complete such financing transactions to provide the Company with working capital sufficient for its present requirements.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realised losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of October 2022 and November 2022.

	Month Ended 31 October 2022		Month Ended 30 November 2022
	£(000s)	$(000s)	£(000s)	$(000s)
Gross profit/(loss)	(1,486)	(1,673)	(1,462)	(1,724)
Gross Margin	(42%)	(42%)	(50%)	(50%)
Non mining revenue	(41)	(47)	(33)	(39)
Depreciation of mining equipment	1,934	2,177	1,849	2,180
Change in fair value of digital currencies(1)	658	741	1	1
Realised (profit)/loss on sale of digital currencies	64	72	493	581

Mining Profit	1,129	1,271	848	1,000
Bitcoin and Bitcoin Equivalent Mining Margin	32%	32%	29%	29%

(1) Due to unfavourable changes in the fair value of BTC there was a loss on the change in fair value of digital currencies in October and November 2022.

* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may be unable to secure sufficient additional financing to meet its operating needs. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7957 549 906 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 December, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel